EXHIBIT 99.1

IIJ Revises its Full-Year Financial Target for FY2014 by the Revision of Wholesale Telecommunications Service Charge of NTT Docomo

TOKYO, March 24, 2015 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) announced today that given the revision of wholesale telecommunications service charge of NTT Docomo, Inc. ("Docomo"), IIJ has revised its full-year financial target for the fiscal year ending March 31, 2015 ("FY2014") from the target announced on November 7, 2014.

1.  Revision for the Consolidated Financial Target for full FY2014

Full FY2014 (From April 1, 2014 to March 31, 2015)

	Total Revenues	Operating Income	Income before Income Tax Expense(Benefit)	Net Income attributable to IIJ	Basic Net Income attributable to IIJ per Share
	JPY millions	JPY millions	JPY millions	JPY millions	JPY
Previous Target (A)	122,000	6,500	6,500	4,000	87.07
New Target (B)	123,000	5,050	5,150	3,100	67.48
Change (B-A)	1,000	(1,450)	(1,350)	(900)	--
Change (%)	0.8%	(22.3%)	(20.8%)	(22.5%)	--
<Reference> FY2013 Actual	114,272	5,723	6,275	4,442	100.26

The year-end dividend target remains unchanged from JPY11.00 announced on May 15, 2014.

2.  Reason for Revision

IIJ provides mobile communications service through an MVNO (Mobile Virtual Network Operator) scheme by purchasing mobile infrastructure from Docomo.

Docomo calculates connection charge, a flat-rate per Mbps which is the same charge for all of its MVNOs, every year based on its actual costs in a previous year, along with the "Telecommunications Business Law" and the "Guidelines related to Operation of the Institution for Category II Designated Telecommunications Facilities*1" which are administrated by the Ministry of Internal Affairs and Communications. The connection charge had continuously decreased every year, its decreased rate*2 became larger in recent years, and it decreased by 56.6% last fiscal year.

Docomo calculated the connection charge for FY2014 based on its FY2013 actual costs. IIJ recognized that the connection charge for FY2014, which should be applied to our fiscal year ending March 31, 2015, has decreased, but the decreased rate was smaller than the past years' results and our anticipation, which is incorporated in our previous disclosed operating income target of JPY6.5 billion. As a result, our network services' cost for FY2014 is estimated to be approximately JPY1.26 billion*3 larger than our estimation and it shall adversely impact our income results in the same amount.

*1 The Guidelines, which were established in 2010 and revised in 2014, set forth clear rules for the calculation methods of connection charges and relevant matters of telecommunications carriers setting up category II designation telecommunications facilities. (Source: http://www.soumu.go.jp/main_sosiki/joho_tsusin/eng/Releases/Telecommunications/140311_02.html)

*2 Decreased rate in connection charge for a fiscal year is defined as the percentage of decreased amount of connection charge in comparison with the connection charge in a previous year. Decreased rate in recent years is as follows: 56.6% (FY2013), 41.2% (FY2012), 35.1% (FY2011)

*3 The breakdown of JPY1.26 billion is as follows: approximately JPY0.20 billion and approximately JPY0.64 billion come from the gap between our actual and our estimated connection charge, based on Docomo's FY2013 costs, which should be applied to our network services' costs for FY2013 and FY2014, respectively. Approximately JPY0.42 billion comes from the impact of not recognizing the decrease amount of connection charge based on our preliminary estimate, based on Docomo's FY2014 costs, which should be applied to our network services' costs for FY2014.

(*) The above target for FY2014 consolidated financial results is based on information available at the time of the announcement and the actual results may differ from the target due to various factors.

CONTACT: Company name: Internet Initiative Japan Inc.
         Company representative: Eijiro Katsu, President and
         Representative Director
         (Stock Code Number: 3774, The First Section of the
         Tokyo Stock Exchange)
         Akihisa Watai, Managing Director and CFO
         TEL: 03-5205-6500